

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 10, 2021

Israel Bar
Chief Executive Officer
Maris Tech Ltd.
3 Golda Meir Street
Ness Ziona, Israel 7403648

> **Re: Maris Tech Ltd.**
> **Registration Statement on Form F-1**
> **Filed November 1, 2021**
> **File No. 333-260670**

Dear Mr. Bar:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 26, 2021, letter.

Registration Statement on Form F-1

Prospectus Summary
Recent Developments
April 2021 Offering Related Arrangements, page 3

1. We note that the option agreement filed as Exhibit 10.10 provides that Mr. Afik is entitled to convert up to 50% of his fees into your shares "under the pre-IPO terms," and this provision appears crossed out and stamped with your name. Please clarify the current legal status of this provision. If Mr. Afik remains entitled to these shares, please revise your disclosure accordingly. If the parties to the option agreement have agreed to nullify or amend this provision, please file an amended exhibit to that effect.

Risk Factors

Our articles of association provide that, unless we consent to an alternative forum . . . , page 26

2.   We note your disclosure that your exclusive forum provision does not apply to actions arising under the Exchange Act. Please ensure that the exclusive forum provision in your articles of association (as effective on the closing of the offering) states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

Capitalization, page 36

3.   Please revise to add a pro forma adjustment column and clearly explain and reconcile each adjustment in the footnotes. To the extent an adjustment includes multiple components, please present and discuss each component separately so that readers can more fully understand how each adjustment was determined. Alternatively, consider providing pro forma financial statements pursuant to Article 11 of Regulation S-X and including a cross reference in the capitalization table section to the pro forma financial statements.

Dilution, page 39

4.   Please revise to exclude the deferred issuance costs from your net tangible book value or explain to us why you believe these deferred issuance costs represent a tangible asset.

Condensed Interim Balance Sheets, page F-3

5.   Please explain the discrepancy between the 489,312 preferred shares issued and outstanding as of June 30, 2021 shown here and the 489,812 shares issued and outstanding disclosed on page F-5.

Exhibits

6.   Please refile your exhibits in the proper text-searchable format. Please refer to Section 5.2.3.6 of the EDGAR File Manual (Volume II) EDGAR Filing (Version 59) (September 2021) and Item 301 of Regulation S-T.

7.   It appears you are attempting to redact information from certain exhibits pursuant to Item 601(b)(10)(iv) of Regulation S-K. Please revise your Exhibit Index as appropriate and refile these exhibits to include on the first page of each redacted exhibit the legend required by Item 601(b)(10)(iv). Please clearly indicate each instance where information has been redacted with square brackets and a specified number of asterisks, ensuring text-searchability. Avoid redacting information in schedules (or similar attachments) to your exhibits that is properly omitted pursuant to Item 601(a)(5) of Regulation S-K.

Israel Bar
Maris Tech Ltd.
November 10, 2021
Page 3

   You may contact SiSi Cheng at 202-551-5004 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Geoffrey Kruczek at 202-551-3641 with any other questions.

            Sincerely,

            Division of Corporation Finance
            Office of Manufacturing

cc: Angela Gomes